[BLANK ROME LLP LETTERHEAD]

October 13, 2009

Via Edgar

Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:  Daniel H. Morris, Matthew Spitzer

Re:	China Agri-Business, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 28, 2009
File No. 333-157346

Gentlemen:

We are in receipt of comments from the Staff of the Securities and Exchange Commission to the Registration Statement on Form S-1, as amended (the “Filing”) of China Agri-Business, Inc. (“China Agri” or the "Company") by letter dated September 16, 2009 (the “Comment Letter”). The Company's responses are set forth below.  In addition, Amendment No. 4 to the Filing is being filed concurrently with this letter.  Amendment No. 4 has been marked against Amendment No. 3 of the Filing to show changes being made to such document in response to the Comment Letter.  We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.  Please note that page references cited in this letter, other than those cited in your comments, are to the page numbers of Amendment No. 4.

General

1.
We note that the prospectus has not been revised consistently throughout to reflect the number of shares now offered pursuant to this prospectus. For instance, we note your disclosure on page 12 that 617,980 shares of your common stock issuable upon exercise of the warrants may be sold pursuant to the prospectus. Please revise throughout the registration statement for accuracy.

Response:  The Filing has been revised accordingly.

Prospectus Cover Page

2.	Please revise to state that this offering includes 73,380 shares underlying convertible notes rather than 573,380.

United States Securities and Exchange Commission
Attn:  Daniel H. Morris, Matthew Spitzer
October 13, 2009

Response:  The Filing has been revised accordingly.

Description of Private Placement of Notes and Warrants, page 4

3.
We note your revisions to prior comment 21. However, we reissue the comment in part. Please explain the reasons for the initial discrepancy with respect to the timing of the offering. For instance, we note that your 10-K filed on March 31, 2009 refers to the closing of the private placement on January 8, 2009. Please explain.

Response:  The private placement began in September 2008.  The private placement was to have multiple closings.  The private placement of the Notes and Warrants closed and the Notes and Warrants were paid for and issued in September 2008.  Subsequent to that closing, the Company continued to make limited offers pursuant to the private placement memorandum.  In January 2009, the Company terminated the private offering and no additional sales were made.  Accordingly, the only closing that occurred was in September 2008.  “Closing” as used in the Form 10-K filed on March 31, 2009 should have been “terminated”.

4.
Please explain why you have revised to refer to the Series D Warrants as the “Warrants.” We note that term “Warrants” is defined on the prospectus cover page to refer to the Series C Warrants. Please revise accordingly.

Response:  The Filing has been revised accordingly.

5.	Please revise to include the aggregate number of shares underlying the notes issued in the private placement.

Response:  The Filing has been revised accordingly.

6.	Please disclose whether your registration of fewer than all of the shares underlying the notes and warrants issued in the September 29, 2008 private placement will trigger liquidated damages.

Response:  The Filing has been revised accordingly.

We Rely on A Contractual Arrangement, page 6

7.	Please expand this risk factor to include the supplemental information provided in your response to prior comment 8.

Response:  The Filing has been revised accordingly.

United States Securities and Exchange Commission
Attn:  Daniel H. Morris, Matthew Spitzer
October 13, 2009

PRC Governmental Control of Currency, page 10

8.	We note your response to prior comment 12. However, it is still unclear what “purposes” are considered suitable for transfer in excess of $30,000. Please revise to explain.

Response:  The Filing has been revised accordingly.  Note that there are no publicly disclosed purposes for which transfer is considered suitable by SAFE.

We Rely Principally On Dividends And Other Distributions, page 10

9.
We note your response to prior comment 13 and reissue in part. Please directly discuss the impact of governmental controls, including SAFE regulations, on the remittance of dividends to your shareholders. Your current disclosure does not specifically state that you be may be unable to make dividend payments in any amount as a result of these restrictions. Please revise your disclosure accordingly.

Response:  The Filing has been revised accordingly.

Our Organic Biochemical Agricultural Application Products, page 14

10.
It appears from what you have provided to us that the field trial reports were only conducted on one of your products, Xinsheng Luyuan. If true, please revise the disclosure on page 14 to reflect the limited review noted in those reports. Alternatively, please provide us with trial reports for the other products.

Response:  The Filing has been revised accordingly.

Selling Security Holders, page 32

11.
We note that you have deleted the representation that none of the selling stockholders (except Legend Merchant Group and Spencer Edwards, Inc.) is a broker dealer or an affiliate of a broker-dealer. While we note that Legend Merchant Group and Spencer Edwards are no longer selling stockholders, please revise to disclose that none of the remaining selling stockholders is a broker- dealer or an affiliate of a broker-dealer.

Response:  The Filing has been revised accordingly.

12.
We note your response to prior comment 5. Given that the letter agreements appear to modify the terms of the liquidated damages provisions in the registration rights agreement, please provide us with your legal analysis as to whether the private placement was complete prior to registration.

United States Securities and Exchange Commission
Attn:  Daniel H. Morris, Matthew Spitzer
October 13, 2009

Response:  The letter agreements do not affect the issue of whether the private placement was completed prior to the filing of the registration statement on Form S-1 for the reasons set forth below.

Historically, the Staff has taken the position that an offering is complete when the purchasers are irrevocably bound to purchase the securities, except for conditions outside their control.  See Black Box Incorporated (available June 26, 1990; Current Issues and Rulemaking Projects Quarterly Update, Division of Corporation Finance, March 31, 2001; See also “Integration of Private and Public Offerings and Public Offerings Update”, Stanley Keller, December 2006.

In September 2008, the Company began a private offering of notes and warrants.  The Company terminated this private offering in January 2009.  In September 2008, JAG Multi-Investment and Keith Guenther (the “Investors”) executed a legally valid and binding subscription agreement to purchase the Notes and Warrants.  Also in September 2008 the Notes and Warrants were paid for and issued to the Investors in a closing.  The subscription agreement does not make the registration of the underlying shares of common stock of the Notes and Warrants a condition to purchase the Notes or Warrants or provide that the Investors have the ability to rescind their investment if the shares are not registered.  Further, the subscription agreement does not provide for any conditions to the purchase of the Notes and Warrants on behalf of the Investors other than standard closing conditions which were satisfied prior to the closing in September 2008.

The waiver or clarification of any terms of the registration rights agreement, a separate contract, does not in any way amend the terms of the Notes and Warrants or the Investors ability to rescind the investment.  Since the September 2008 closing, the terms of the Notes and Warrants have not been amended or modified.  Accordingly, the Investors were irrevocably bound to purchase the Notes and Warrants in September 2008 at the time they entered into the subscription agreement.  Therefore, the private placement of the Notes and Warrants to the Investors was complete prior to the filing of the Registration Statement on Form S-1 in February 2009.

Security Ownership of Certain Beneficial Owners and Management, page 39

13.
Please revise the figures in the table so that all beneficial ownership is measured with respect to shares that may be considered outstanding pursuant to Rule 13d-3. Refer also to Note 10 - Warrant Shares and Item 403 of Regulation S-K.

Response:  The Company has reviewed Rule 13d-3 and Item 403 of Regulation S-K and believes that the figures in the table represent all shares beneficially owned by such persons or entity in accordance with such rule and item.

United States Securities and Exchange Commission
Attn:  Daniel H. Morris, Matthew Spitzer
October 13, 2009

Summary Compensation Table, page 40

14.
We note your response to prior comment 28. Please revise further to disclose termination provisions imputed into a de facto employment agreement, including notice provisions and any payments that may be due upon termination.

Response:  The Filing was revised accordingly.

Recent Sales of Unregistered Securities, page II-1

15.
Please revise here, and elsewhere in the registration statement, as appropriate, to state which exemption was relied upon for each offering. Your current general references to 4(2), Regulation D and Regulation S does not provide sufficient information to determine which exemption applies to which offering.

Response:  The Filing was revised accordingly.

Please do not hesitate to contact me at (212) 885-5000 should any questions arise or should you require additional information.

Very truly yours,

/s/Jeffrey A. Rinde

Jeffrey A. Rinde

cc:           Liping Deng
(via email)